THE LAW OFFICE OF

Ronald N. Vance & Associates, P. C.

Attorneys at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803

EMAIL: ron@vancelaw.us

EMAIL: brian@vancelaw.us

August 1, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:	PSM Holdings, Inc.

Preliminary Proxy-Statement on Schedule 14A

Filed April 18, 2014

File No. 000-54988

Dear Ms. McHale:

PSM Holdings, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated July 18, 2014 (the “Comment Letter”), regarding the Commission's review of the Company’s Form 10-K for the year ended June 30, 2013, and the Form 10-Q for the period ended March 31, 2014. The Comment Letter requested that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an additional extension until August 8, 2014 to respond to the Comment Letter. The reason for the request for extension is that the Company has additional burdens due to the preparation of its audited financial statements and Annual Report on Form 10-K for the year ended June 30, 2014. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than August 8, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (801) 446-8802. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Brian Mark Higley